BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

December 28, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on March 28, 2022 (File No. 001-51469)

Dear Ms. Jacobson and Mr. Littlepage,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 13, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 28, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F submitted on August 2, 2022 and October 31, 2022, respectively. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information

Cash Flows through our Organization, page 7

1.

In connection with your response to comment 1, to enhance transparency, please revise the Selected Condensed Consolidating Cash Flows Information on page 11 to include captions and annotations for capital contributions, loans and principal repayments to/ from the VIEs.

In response to the Staff’s comment, the Company undertakes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, added line items shaded in grey):

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 28, 2022

“Financial Information Related to the Variable Interest ~~Consolidated Affiliated~~ Entities

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for Baidu, Inc., its wholly owned subsidiaries that are the Primary Beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs excluding Baidu, Inc.”), its other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), ~~our consolidated affiliated entities~~ the VIEs and the VIEs’ subsidiaries that we consolidate ~~other entities~~ for the periods and as of the dates presented.

•

“Baidu Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the VIEs including Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) and Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) and other VIEs. “Primary Beneficiaries of VIEs excluding Baidu, Inc.” mainly refer to iQIYI, Inc., the primary beneficiary of Beijing iQIYI Science & Technology Co., Ltd. (“Bejing iQIYI”) and other iQIYI VIEs.

•

“Other Subsidiaries” refer to the sum of non-VIE subsidiaries, which mainly include Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), Baidu (China) Co., Ltd. (“Baidu China”), Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”), Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”, a wholly-owned foreign enterprise of iQIYI, Inc.), and other wholly-owned subsidiaries, which mainly provide online marketing services to external customers. In addition, as instructed by the primary beneficiaries of the VIEs, certain wholly-owned subsidiaries including Baidu Online and Beijing QIYI Century also provide long-term loans to the nominee shareholders of the VIEs to fund the capitalization of these entities as well as exclusive technology consulting and services to the VIEs.

•	“VIEs and VIEs’ subsidiaries” refer to the sum of Baidu Netcom, Beijing Perusal, Beijing iQIYI and other iQIYI VIEs, and other VIEs.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 28, 2022

Selected Condensed Consolidat~~ed~~ing Cash Flows Information

	For the Year Ended December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,853)	(371)	18,080	4,121	145	20,122
Net cash (used in)/provided by investing activities	(16,183)	(3,564)	(25,522)	(7,551)	21,376	(31,444)
Including: Capital contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	(1,408)	—	1,408	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	(5,520)	—	5,520	—
Net cash provided by/(used in) financing activities	25,628	(272)	15,562	3,999	(21,521)	23,396
Including: Capital contribution to VIEs and VIEs’ subsidiaries (1)(2)	—	—	—	1,408	(1,408)	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	—	5,520	(5,520)	—

	For the Year Ended December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,912)	(295)	21,643	4,616	148	24,200
Net cash provided by/(used in) investing activities	5,921	(7,284)	(27,557)	(8,382)	9,750	(27,552)
Including: Capital contribution to VIEs and VIEs’ subsidiaries (1)(2)	—	—	(3,502)	—	3,502	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	(1,507)	—	1,507	—
Loan repayments from VIEs and VIEs’ subsidiaries (3)	—	—	1,136	—	(1,136)	—
Net cash (used in)/provided by financing activities	(1,757)	10,895	2,566	3,859	(9,898)	5,665
Including: Capital contribution to VIEs and VIEs’ subsidiaries (1)(2)	—	—	—	3,502	(3,502)	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	—	1,507	(1,507)	—
Loan repayments from VIEs and VIEs’ subsidiaries (3)	—	—	—	(1,136)	1,136	—

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 28, 2022

	For the Year Ended December 31, 2019
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,720)	(56)	28,469	1,649	116	28,458
Net cash provided by/(used in) investing activities	12,870	(7,335)	(17,963)	(4,829)	(2,717)	(19,974)
Including: Capital contribution to VIEs and VIEs’ subsidiaries (1)(2)	—	—	(7,057)	—	7,057	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	(4,633)	—	4,633	—
Loan repayments from VIEs and VIEs’ subsidiaries (3)	—	—	9,127	—	(9,127)	—
Net cash (used in)/provided by financing activities	(11,494)	7,489	(6,073)	3,604	2,601	(3,873)
Including: Capital contribution to VIEs and VIEs’ subsidiaries (1)(2)	—	—	—	7,057	(7,057)	—
Loans provided to VIEs and VIEs’ subsidiaries (3)	—	—	—	4,633	(4,633)	—
Loan repayments from VIEs and VIEs’ subsidiaries (3)	—	—	—	(9,127)	9,127	—

Note:

(1)

For the years ended December 31, 2019, 2020 and 2021, the primary beneficiaries designated its other subsidiaries to provide loans totaling RMB7.1 billion, RMB602 million and RMB409 million (US$64 million), respectively, to the nominee shareholders to fund the capitalization of the VIEs and VIEs’ subsidiaries for which the primary beneficiaries does not intend to seek repayment, and nil was repaid by the nominee shareholders.

(2)

For the years ended December 31, 2019, 2020 and 2021, the VIEs and VIEs’ subsidiaries received nil, RMB2.9 billion and RMB1.0 billion (US$157 million), respectively, as capital contribution from the subsidiaries of Baidu, Inc.

(3)

For the years ended December 31, 2019, 2020 and 2021, the VIEs and VIEs’ subsidiaries received RMB4.6 billion, RMB1.5 billion and RMB5.5 billion (US$866 million), respectively, as loans from the subsidiaries of Baidu, Inc. and the VIEs and VIEs’ subsidiaries repaid principal amounts of RMB9.1 billion, RMB1.1 billion and nil, respectively, to the subsidiaries.

Financial Information Related to the Consolidated Affiliated Entities, page 9

2.

We note your response to prior comment 3 and your proposed presentation of Selected Condensed Consolidating Balance Sheets and Statements of Comprehensive Income. With respect to the Condensed Consolidating Balance Sheets, please explain why the Contractual interests in the VIEs and VIEs’ subsidiaries are reported under “Other Subsidiaries” instead of the “Primary Beneficiaries of VIEs.”

The Company respectfully advises the Staff that the Company presents its Contractual interests in the VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 28, 2022

Contractual interests in the VIEs and VIEs’ subsidiaries as reported under “Baidu, Inc.” represent its capital contribution and its share of the total cumulative income (loss) of the VIEs and VIEs’ subsidiaries as the primary beneficiary of the VIEs. Contractual interests in the VIEs and VIEs’ subsidiaries as reported under “The Primary Beneficiaries of VIEs excluding Baidu. Inc” was reduced to nil under the equity method of accounting as of December 31, 2021 and 2020 due to the total cumulative losses incurred by the VIEs, mainly Beijing iQIYI and other iQIYI VIEs, exceeding the total cumulative capital contribution made by the primary beneficiaries.

The Company respectfully advises the Staff that the “Contractual interests in the VIEs and VIEs’ subsidiaries” as reported under “Other Subsidiaries” mainly represent the loans provided by the wholly-owned subsidiaries to the nominee shareholders of the VIEs, as instructed by the primary beneficiaries, to fund the capitalization of the VIEs for which the primary beneficiaries do not intend to seek repayment.

3.	With respect to the Consolidating Statements of Comprehensive Income, explain:

•	why certain of the revenues of the VIEs and VIE subsidiaries are not included in the revenues of the primary beneficiaries of the VIEs and appear to be included under Other Subsidiaries; and

•	why there is a difference between the net income (loss) reported by the VIEs and VIE subsidiaries and the net income (loss) reported by the primary beneficiaries.

The Company respectfully advises the Staff that the revenue as reported under “Other Subsidiaries” represents revenue generated by the wholly-owned subsidiaries through provision of online marketing services and other services to external customers.

The Company further respectfully advises the Staff that the Net income (loss) reported under “Baidu, Inc.” includes the Net income (loss) from “Primary beneficiaries of VIEs excluding Baidu, Inc”, “Other subsidiaries” and “VIEs and VIEs’ subsidiaries”. The Net income (loss) reported under “Primary beneficiaries of VIEs excluding Baidu, Inc” mainly includes the Net income (loss) from iQIYI subsidiaries and iQIYI VIEs. In addition, the difference between the “Share of (loss) income of the VIEs and VIEs’ subsidiaries” as reported under “Baidu, Inc.” and the “Net income (loss)” as reported under “VIEs and VIEs’ subsidiaries” was mainly because net income (loss) reported by the VIEs and VIEs’ subsidiaries includes the net income (loss) attributable to noncontrolling interests of RMB122 million, RMB(392) million and RMB56 million (US$9 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

*            *             *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 5992 8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,
/s/ Rong Luo
Rong Luo
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hua Ying Li, Partner, Ernst & Young Hua Ming LLP